UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2026

Barbara Humpton
Chief Executive Officer
USA Rare Earth, Inc.
100 W Airport Road
Stillwater, OK 74075

Re: USA Rare Earth, Inc.
Registration Statement on Form S-4
Filed May 13, 2026
File No. 333-295838

Dear Barbara Humpton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joel Rubinstein